Mail Stop 4561

May 19, 2008

Hasmik Yaghobyan
Chief Financial Officer and Director
Ventura Assets Limited
12241 Flintridge Drive
Glendale, CA 91206

      Re: Ventura Assets Limited
              Registration Statement on Form 10
              Filed April 22, 2008
              File No. 000-53186

Dear Ms. Yaghobyan:

      We have limited our review of your filing to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please note that your filing will go effective by lapse of time sixty days from the date upon which you filed this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934. We urge that you either promptly amend the registration statement in order to allow the Staff sufficient time for review prior to effectiveness or withdraw the filling as soon as possible in order that it not go effective by the lapse of time. Please file an amendment by June 13, 2008 to comply with the staff's comments. If you cannot amend the filing by that time to comply with the staff's comments, you should consider withdrawing the filing before it becomes effective by operation of law on June 21, 2008 and then refilling it at such time as you can comply. Please note that you should file the request for withdrawal by June 16, 2008.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10</u>

<u>Audited Financial Statements of Ventura Assets, Ltd.</u>

<u>General</u>

1.   Please update your financial statements as required by Item 8-08 of Regulation S-X.

<u>Report of Independent Registered Public Accounting Firm, page 14</u>

2.   We note that although the Auditors' Report states, in part, that the company's audit firm audited the company's statement of operations, stockholders equity and cash flows for the period of inception August 17, 2000 to December 31, 2007, the headings to the statement of operations and statement of cash flows indicate that the financial information has been provided for the period from inception to December 31, 2006. We also note that although the Auditor's Report indicates that the company's inception was August 17, 2000, the statement of stockholders equity indicates that "inception" was August 21, 2002. Please explain these discrepancies or revise your filing as necessary.

<u>Exhibits</u>

<u>Exhibit 31.3</u>

3.   We note that you have provided the certifications required by Rule 13a-14(a). These certifications are not required as exhibits to the Form 10, and we are unclear as to how you could certify to some of the statements in the certification. For example, you certify that you have presented in the Form 10 your conclusions about the effectiveness of your disclosure controls and procedures. However, the Form 10 does not require disclosure regarding the effectiveness of a registrant's disclosure controls and procedures and we cannot find such disclosure in your filing. Please explain or, since the certifications are not required as exhibits to the Form 10, please refrain from filing the certifications as exhibits to any amendment to your registration statement.

                    *   *   *   *   *

        As appropriate, please amend your document in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Matthew Crispino at (202) 551-3456 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief